Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH ENERGY CORPORATION ANNOUNCES ACQUISITION OF
ADDITIONAL LOCHEND CARDIUM ASSETS

(Calgary, November 6, 2012) /Marketwire/ - Pengrowth Energy Corporation is pleased to announce that it has acquired additional Lochend Cardium assets with production capability of approximately 650 boe/d, weighted 95 percent to light oil.

The assets acquired complement and consolidate Pengrowth’s position in the Alberta Lochend Cardium light oil resource play, bringing the company’s Lochend Cardium land holdings to 44 net sections.  The assets will provide Pengrowth with high-netback oil production and solidify the company’s dominant position within the play and increase its inventory of drill ready locations to approximately 105.

Key attributes of the Cardium assets acquired:

•	Current production capability of 650 boe/d and netbacks of approximately $59/boe

•	11 (10.3 net) sections of land in the most productive part of the Cardium fairway

•	32 net, internally identified low-risk drilling locations

•	Offsetting analog bookings between 150,000 and 250,000 boe per well.

"I'm excited about this transaction, which allows us to consolidate assets in one of our main operating areas," said Derek Evans, President and CEO of Pengrowth Energy Corporation. "The acquired assets increase our land position in the defined high deliverability Cardium fairway and provide additional access to infrastructure in the area.”

The acquisition closed on November 2, 2012 with an effective date of October 1, 2012.

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include Swan Hills light oil, Cardium light oil and the Lindbergh thermal bitumen project. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111

Advisory Regarding Reserves and Production Information

All amounts are stated in Canadian dollars unless otherwise specified. All reserves, reserve life index, and production information herein is based upon Pengrowth’s company interest (Pengrowth’s working interest share of reserves or production plus Pengrowth’s royalty interest, being Pengrowth’s interest in production and payment that is based on the gross production at the wellhead), before royalties.

Caution Regarding Forward Looking Information

This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook.  Forward-looking statements in this press release include, but are not limited to, future drilling locations, production capacity, potential reserve bookings and development plans. Statements relating to reserves are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information contained in this press release are based on Pengrowth's current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions; anticipated financial performance; business prospects, strategies; regulatory developments; including in respect of taxation; royalty rates and environmental protection; future capital expenditures and the timing thereof; future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices; future oil and natural gas production levels; future exchange rates and interest rates; the proceeds of anticipated divestitures; the amount of future cash dividends paid by Pengrowth; the cost of expanding our property holdings; our ability to obtain labour and equipment in a timely manner to carry out development activities; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms and our ability to add production and reserves through our development and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, the forward-looking statements included in this press release involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve and resource estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; changes in environmental or other legislation applicable to our operations, and our ability to comply with current and future environmental and other laws and regulations; actions by governmental or regulatory authorities including changes in royalty structures and programs and income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry; our ability to access external sources of debt and equity capital, various risks associated with our Lindbergh SAGD project, and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading "Risk Factors" in our most recent Annual Information Form under the heading “Business Risks” in our most recent year-end Management’s Discussion and Analysis and in our most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of our Canadian public filings are available on SEDAR at www.sedar.comwww.sedar.com. Our U.S. public filings, including our most recent Form 40-F as supplemented by our filings on form 6-K, are available at www.sec.gov.edgar.shtml.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and we do  not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Note to US Readers
Current SEC reporting requirements permit oil and gas companies, in their filings with the SEC, to disclose probable and possible reserves, in addition to the required disclosure of proved reserves. Under current SEC requirements, net quantities of reserves are required to be disclosed, which requires disclosure on an after royalties basis and does not include reserves relating to the interests of others. Because we are permitted to prepare our reserves information in accordance with Canadian disclosure requirements, we have included contingent resources, disclosed reserves before the deduction of royalties and interests of others and determined and disclosed our reserves and the estimated future net cash therefrom using forecast prices and costs.  See "Presentation of our Reserve Information" in our most recent Annual Information Form or Form 40-F for more information.

We report our production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51-101.  These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by companies in the United States.

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